SECURITIES / W



10025850

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 36915

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____04/01/08_____ AND ENDING_____03/31/09_____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Portfolio Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1999 Broadway, Ste. 800
(No. and Street)

Denver   CO   80202-3922
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dale J. Seier   (303)824-8175
                                       (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Dr., Suite 800   Chicago   IL   60606
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
        ☒ Certified Public Accountant
        ☐ Public Accountant
        ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Dale J. Seier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Portfolio Brokerage Services, Inc., as of March 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

_____
SVP - FINANCe
Title

Notary Public

My Commission expires 8-22-2010.

This report ** contains (check all applicable boxes):
- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report on the Statement of Financial Condition

To the Shareholder of
Portfolio Brokerage Services, Inc.
Denver, Colorado

We have audited the accompanying statement of financial condition of Portfolio Brokerage Services, Inc. (the Company) as of March 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Portfolio Brokerage Services, Inc. as of March 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
May 13, 2009

Portfolio Brokerage Services, Inc.

Statement of Financial Condition
March 31, 2009

Assets		
Cash and cash equivalents	$	727,079
Deposit with clearing organizations		373,380
Receivables from affiliates		941,686
Deferred tax assets		20,975
Other assets		61,453
Total assets	$	2,124,573
Liabilities and Shareholder's Equity		
Payable to clearing organization	$	7,500
Accounts payable, accrued expenses and other liabilities		69,948
Deferred tax liabilities		20,806
Total liabilities		98,254
Shareholder's Equity		
Common stock, $0.01 par value; authorized 100,000 shares; issued and outstanding 1,000 shares		10
Additional paid-in capital		1,205,190
Retained earnings		821,119
Total shareholder's equity		2,026,319
Total liabilities and shareholder's equity	$	2,124,573

The accompanying notes are an integral part of the statement of financial condition.

Note 1.   Nature of Business and Significant Accounting Policies

Portfolio Brokerage Services, Inc. (the Company) is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a wholly owned subsidiary of PMC International, Inc. (PMCI), which is a wholly owned subsidiary of Envestnet Asset Management Group, Inc. (the Parent). The Company's primary business includes the execution of securities transactions for Portfolio Management Consultants, Inc. (PMC) and the facilitation of manager-directed transactions at various custodians where Envestnet Asset Management, Inc. (EAM) has established agreements. PMC and EAM are registered investment advisors under the Investment Advisor Act of 1940 and are wholly owned subsidiaries of PMCI and the Parent, respectively.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule, including the requirement to make the reserve computations under Rule 15c3-3. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker-dealer who carries no margin accounts promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company.

The following is a summary of the Company's significant accounting policies:

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: Cash and cash equivalents consist of highly liquid investments with maturity of three months or less at the time of purchase.

Revenue recognition: The brokerage fees and commissions are earned from PMC and EAM and are related to the execution of securities transactions for PMC and the facilitation of manager-directed transactions at various custodians where EAM has established agreements. Securities transactions and related commissions are recorded on a trade date basis as transactions occur.

Fair value of financial instruments: The Company's financial instruments including cash, cash equivalents, receivables, and deposit with clearing organizations, are carried at amounts which approximate fair value. Payables and other liabilities are carried at amounts which approximate fair values.

Income taxes: The Company is included in the consolidated federal and state income tax returns filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. Deferred income taxes are provided using the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences.

Temporary differences are the differences between reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of the change in tax laws and rates as of the date of enactment.

Portfolio Brokerage Services, Inc.

Notes to Statement of Financial Condition

Note 1. Nature of Business and Significant Accounting Policies (Continued)

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority.

Note 2. Related Party Transactions

The Company has entered into two service agreements with affiliated companies whereby such affiliates provide the Company with various services including certain personnel, administrative, office rent and other operating expenses.

The Company has entered into brokerage service agreements with certain affiliates whereby the Company provides all securities brokerage services required with respect to the managed assets of the affiliates. All of the brokerage fees and commissions are provided under these agreements. Additionally, receivables from affiliates in the amount of $941,686 are related primarily to these agreements.

Note 3. Income Tax Matters

As of March 31, 2009, net deferred tax assets consist of the following:

Future deductible expenses and net operating loss carryforwards:		
Net operating loss carryforwards	$	18,858
Future deductible expenses		2,117
Total deferred tax assets		20,975
Future taxable income arising from:		
Prepaid expenses		(20,806)
Total taxable deferred tax liabilities		(20,806)
Net deferred tax assets	$	169

As of March 31, 2009, the Company has net operating loss carryforwards for federal income tax purposes of approximately $49,000 which are available to offset future taxable income and which will begin to expire in 2018.

The Company's tax returns for the years ended March 31, 2008, 2007 and 2006 remain open to examination by the Internal Revenue Service in their entirety. They also remain open with respect to state taxing jurisdictions. As of March 31, 2009, the Company has no uncertain tax positions, and accordingly, has not recorded a liability for the payment of interest or penalties.

Portfolio Brokerage Services, Inc.

Notes to Statement of Financial Condition

Note 4. Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2009, the Company had net capital of $902,088, which was $802,088 in excess of its required net capital of $100,000. At March 31, 2009, the Company's net capital ratio was 0.09 to 1.

Additionally, the Company is subject to net capital requirements of certain regulatory agencies. At March 31, 2009, the Company is in compliance with all such requirements.

Note 5. Financial Instruments with Off-Balance Sheet Risk, Commitments and Contingencies, and Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. The Company's exposure to credit risk associated with nonperformance of the customers in fulfilling their contractual obligations pursuant to securities transactions can be directly affected by the volatile trading markets that may impair the customer's ability to satisfy their obligations to the Company.

The Company does not anticipate nonperformance by clients or counterparties in the preceding situations. If either a customer or a counterparty fail to perform, the Company may be required to discharge the obligation of the nonperforming party and, in such circumstances, the Company may sustain a loss. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains its cash accounts with financial institutions. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company had cash and cash equivalents at March 31, 2009, that exceeded the balance insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

The Company is required to maintain cash in the amount of 40 percent of its collateral requirements as designated by the NSCC. As the amount of the Company's collateral requirement is $100,000, the corresponding cash requirement would be $40,000. The Company is in compliance with this requirement at March 31, 2009.

Portfolio Brokerage Services, Inc.

Notes to Statement of Financial Condition

Note 5. Financial Instruments with Off-Balance Sheet Risk, Commitments and Contingencies, and Concentration of Credit Risk (Continued)

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing brokers, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Additionally, the Company enters into contacts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligations under these indemnifications to be remote.

Portfolio Brokerage Services, Inc.

Statement of Financial Condition Report
March 31, 2009

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Security Exchange Act of 1934.